UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Care.com, Inc.

(Name of Issuer) Common Stock, par value $0.001 per share

(Title of Class of Securities)

141633107
(CUSIP Number)

Tenzing Global Management LLC

90 New Montgomery Street, Suite 650

San Francisco, California 94105

415-645-2400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) 12/20/2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	141633107	Page 2 of 9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Tenzing Global Investors Fund I LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,843,098
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,843,098

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,843,098
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see(see INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.6%
14	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.	141633107	Page 3 of 9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Tenzing Global Investors LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,843,098
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,843,098

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,843,098
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see(see INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.6%
14	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No.	141633107	Page 4 of 9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Tenzing Global Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
2,570,000
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
2,570,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,570,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see(see INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.8%
14	TYPE OF REPORTING PERSON
IA, OO

SCHEDULE 13D

CUSIP No.	141633107	Page 5 of 9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Chet Kapoor

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
2,570,000
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
2,570,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,570,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see(see INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.8%
14	TYPE OF REPORTING PERSON
IN

Item 1.	Security and Issuer.

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)	This statement is filed by:

(i)	Tenzing Global Investors Fund I LP, a Delaware limited partnership (“Fund I”), with respect to the Shares directly and beneficially owned by it;

(ii)	Tenzing Global Investors LLC, a Delaware limited liability company (“Tenzing Global Investors”), as the general partner of Fund I;

(iii)	Tenzing Global Management LLC, a Delaware limited liability company (“Tenzing Global Management”), as the investment advisor of Fund I and the investment manager of the Parallel Account (as defined below); and

(iv)	Chet Kapoor, as Managing Partner and Chief Investment Officer of Tenzing Global Investors and Tenzing Global Management, and the Chief Investment Officer of Fund I and the Parallel Account.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)	The address of the principal office of each of Fund I, Tenzing Global Investors, Tenzing Global Management and Mr. Kapoor is 90 New Montgomery Street, Suite 650, San Francisco, CA 94105.

(c)	The principal business of Fund I is that of a private investment vehicle engaged in investing and trading in a wide variety of securities and financial instruments for its own account. The principal business of Tenzing Global Investors is serving as the general partner of Fund I. The principal business of Tenzing Global Management is providing investment management services. Tenzing Global Management also manages other accounts on a discretionary basis (the “Parallel Account”). Mr. Kapoor is the Managing Partner and Chief Investment Officer of Tenzing Global Investors and Tenzing Global Management, and the Chief Investment Officer of Fund I and the Parallel Account.

(d)	No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Kapoor is a citizen of the United States of America.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated to read as follows:

On December 20, 2019, the Reporting Persons and the Issuer reached an understanding in connection with the decision by the Issuer to enter into an agreement and plan of merger (“Merger Agreement”) by and among the Issuer, IAC/InterActiveCorp, a Delaware corporation (“IAC”) and Buzz Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of IAC (“Buzz Merger”) with respect to certain sections of the merger agreement only, the Reporting Persons. Pursuant to the Merger Agreement, Buzz Merger will commence a tender offer (the “Offer”) to acquire all of the outstanding shares of Common Stock of the Issuer for $15.00 per share, and all outstanding shares of convertible preferred stock of the Issuer at a price equal to 150% of the liquidation preference per share plus accrued and unpaid dividends, from among others, the Reporting Persons, whose shares represent approximately $38.6 million in equity value in the aggregate. The Merger Agreement provides that, upon the terms and subject to the conditions thereof, following completion of the Offer, Buzz Merger will merge with and into the Issuer, with the Issuer surviving as a wholly owned subsidiary of IAC (the “Merger”). At the completion of the Merger, the Reporting Persons no longer will own shares of Common Stock of the Issuer.

On December 20, 2019, and in connection with the Merger Agreement, the Reporting Persons entered into a support agreement with IAC and Buzz Merger (the “Support Agreement”). Pursuant to the Support Agreement, the Reporting Persons agree to tender their shares in the Issuer and to not vote their shares in the Issuer in a way that interferes with the Merger. The Support Agreement also provides that the Reporting Persons shall use their reasonable best efforts to provide complete and accurate information with respect to the Merger, and also provides additional covenants of the Reporting Persons in support of the Merger.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended to delete such existing clause(s) and insert the following new clause(s) in place thereof:

(a)	The information set forth in rows 7 through 13 of the cover page hereto for each of the Reporting Persons is incorporated herein by reference. The percentage amount set forth in row 13 of the cover page for each of the Reporting Persons filed herewith is calculated based upon 33,128,379 shares of the Issuer’s Common Stock outstanding as of November 1, 2019, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on November 6, 2019.

Each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock other than the shares owned directly and of record by such Reporting Person.

Item 5(b) is hereby amended to delete such existing clause(s) and insert the following new clause(s) in place thereof:

(b)	Tenzing Global Management, Tenzing Global Investors, and Mr. Kapoor may be deemed to share with Fund I and the Parallel Account (and not with any third party) the power to vote or direct the vote of and to dispose or direct the disposition of the shares of Common Stock reported herein attributable to Fund I and the Parallel Account.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety as follows:

The Reporting Persons have entered into the Merger Agreement and the Support Agreement as described above in Item 4 are incorporated herein by reference in response to this Item 6.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented to add the following:

Exhibit 3	Agreement and Plan of Merger, dated December 20, 2019, by and among Care.com, Inc., IAC/InterActiveCorp, and Buzz Merger Sub Inc., and with respect to certain sections of the Merger Agreement only, Tenzing Global Management LLC and Tenzing Global Investors Fund I LLC (which agreement is attached as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 23, 2019, and is incorporated into this amendment as Exhibit 3).

Exhibit 4	Support Agreement, dated December 20, 2019, by and among IAC/InteractiveCorp, Buzz Merger Sub Inc., and Tenzing Global Management LLC and Tenzing Global Investors Fund I LP as the Care.com, Inc. stockholders.

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 30, 2019

Tenzing Global Management LLC

By:	/s/ Chet Kapoor
Name:	Chet Kapoor
Title:	Managing Partner and Chief Investment Officer of Tenzing Global Management LLC

Tenzing Global Investors LLC

By:	/s/ Chet Kapoor
Name:	Chet Kapoor
Title:	Managing Partner and Chief Investment Officer of Tenzing Global Investors LLC

Tenzing Global Investors Fund I LP

By:	/s/ Chet Kapoor
Name:	Chet Kapoor
Title:	Chief Investment Officer of Tenzing Global Investors Fund I LP

/s/ Chet Kapoor Name: Chet Kapoor

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement*

Exhibit 2	Director Agreement, dated March 11, 2016, by and among Care.com, Inc., Tenzing Global Management LLC, Tenzing Global Investors LLC, Tenzing Global Investors Fund I LP and Chet Kapoor*

Exhibit 3	Agreement and Plan of Merger, dated December 20, 2019, by and among Care.com, Inc., IAC/InterActiveCorp, and Buzz Merger Sub Inc., and with respect to certain sections of the Merger Agreement only, Tenzing Global Management LLC and Tenzing Global Investors Fund I LLC (which agreement is attached as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on 12.23.2019, and is incorporated into this amendment as Exhibit 3).

Exhibit 4	Support Agreement, dated December 20, 2019, by and among IAC/InteractiveCorp, Buzz Merger Sub Inc., and Tenzing Global Management LLC and Tenzing Global Investors Fund I LP as the Care.com, Inc. stockholders.

*Previously Filed